UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BEFUT INTERNATIONAL CO., LTD.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

05540J 10 4

(CUSIP Number)

Elizabeth Fei Chen, Esq.
Pryor Cashman LLP
7 Times Square
New York, NY 10036
212-326-0199

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	05540J 10 4	Page 2 of 6

1	name of reporting person i.r.s. identification no. of above person (entities only) BEFUT International Co. Limited
2	check the appropriate box if a member of a group* N/A (A) ☐ (B) ☐
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization British Virgin Islands
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 13,934,072 shares
	9	sole dispositive power 0 shares
	10	shared dispositive power 13,934,072 shares
11	aggregate amount beneficially owned by each reporting person 13,934,072 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 46. 9%
14	type of reporting person* CO

CUSIP No.	05540J 10 4	Page 3 of 6

1	name of reporting person i.r.s. identification no. of above person (entities only) Hongbo Cao
2	check the appropriate box if a member of a group* N/A (A) ☐ (B) ☐
3	sec use only
4	source of funds* N/A
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization People’s Republic of China
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 13,934,072 shares
	9	sole dispositive power 0 shares
	10	shared dispositive power 13,934,072 shares
11	aggregate amount beneficially owned by each reporting person 13,934,072 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 46. 9%
14	type of reporting person* HC, IN

CUSIP No.	05540J 10 4	Page 4 of 6

Explanatory Note:

This Amendment No. 2 (this “Amendment No. 2”) is filed with respect to BEFUT International Co., Ltd. (the “Company”), by Mr. Hongbo Cao (“Mr. Cao”) and BEFUT International Co. Limited (“Befut BVI”, and together with Mr. Cao, the “Reporting Persons”). This Amendment No. 2 amends and supplements the schedule, as amended and supplemented to date, with respect to the Company filed by the Reporting Persons with the Securities and Exchange Commission on Schedule 13D (as amended and supplemented, the “Schedule 13D”). Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby supplemented and amended as follows:

Mr. Hongbo Cao and Mr. Tingmin Li, two individual shareholders of Befut BVI (the “Transferors”) and twelve individuals, as set forth on the Stock Transfer Agreement (“Transferees”) entered into a Stock Transfer Agreement in August 2010, pursuant to which the Transferors transferred and assigned an aggregate of 12,800,000 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”) they own indirectly through Befut BVI, to the Transferees for good and valuable consideration (“Share Transfer”). The Share Transfer was completed on November 4, 2010.

Mr. Cao and certain other stockholders (collectively, the “Original Stockholders”) of Befut BVI, entered into a Stockholders Agreement dated March 13, 2009 (the “Stockholders Agreement”), pursuant to which each Original Stockholder has the redemption right to acquire from Befut BVI up to all of such stockholder's pro rata portion of the Company's Common Stock owned by Befut BVI, in exchange of an equivalent portion of Befut BVI's equity interest owned by such Original Stockholder.  On November 4, 2010, Xiuchun Liu, one of the Original Stockholders, redeemed her 1,195,170 shares of the Company’s Common Stock from Befut BVI in accordance with the Stockholders Agreement.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented and amended as follows:

On November 4, 2010, pursuant to the Stock Transfer Agreement, the Transferors transferred 12,800,000 shares of the Company’s Common Stock they indirectly owned through Befut BVI to the Transferees for good and valuable considerations recognized between the parties pursuant to the Stock Transfer Agreement.

On November 4, 2010, pursuant to the Stockholders Agreement, Befut BVI distributed to Xiuchun Liu, who was a party to the Stockholders Agreement (in exchange for all of her equity interest in Befut BVI) 1,195,170 shares of the Company’s Common Stock previously held by Befut BVI.

CUSIP No.	05540J 10 4	Page 5 of 6

As a result of the foregoing transactions, the number of shares of the Company’s Common Stock held by Befut BVI were reduced to 13,934,072 shares.

Except as set forth herein and in the initial 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby supplemented and amended as follows:

(a)  Each of the Reporting Persons may be deemed to beneficially own 13,934,072 shares, or approximately 46.9%, of the Company’s Common Stock. In addition to Mr. Cao’s beneficial ownership of such shares by virtue of his controlling interest in Befut BVI, Mr. Cao is a party to the Stockholders Agreement pursuant to which each such stockholder has the right to acquire from Befut BVI up to all of such stockholder’s pro rata portion of the Company’s Common Stock owned by Befut BVI in exchange for an equivalent pro rata portion of the shares of Befut BVI directly owned by such stockholder. Mr. Cao owns approximately 44.4% of the outstanding shares of Befut BVI and may therefore acquire direct ownership of  6,180,740 shares of the Company’s Common Stock held by Befut BVI.

(b)  Befut BVI directly owns 13,934,072 shares of the Company’s Common Stock. As a result of Mr. Cao’s ownership interest in and control of Befut BVI, both Befut BVI and Mr. Cao may be deemed to share voting and/or dispositive power over such 13,934,072 shares and beneficially own such stock.

(c) Except for the disposition by Befut BVI of an aggregate of 13,995,170 shares of the Company’s Common Stock on November 4, 2010, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The disclosure in Item 7 of the initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description
1.*	Joint Filing Agreement Befut BVI and Mr. Cao, dated March 23, 2009.
2.*	Stockholders Agreement, dated March 13, 2009, by and among Mr. Cao and certain other stockholders of Befut BVI.
3.	Stock Transfer Agreement, dated August 29, 2010, by and among Mr. Hongbo Cao and Mr. Tingmin Li and certain other individual parties thereto.

* Incorporated by reference to the exhibits to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 23, 2009.

CUSIP No.	05540J 10 4	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEFUT INTERNATIONAL CO. LIMITED

/s/ Hongbo Cao
Name: Hongbo Cao
Title: Director

/s/ Hongbao Cao
Name: Hongbo Cao

Dated:  September 26, 2011